Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-291929 on Form F-10, Registration Statement No. 333-258770 on Form F-3D and Registration Statement Nos. 333-125486, 333-181463, 333-268186 and 333-291404 on Form S-8 and to the use of our reports dated February 12, 2026 relating to the financial statements of TELUS Corporation (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 12, 2026